Ex 99.1
E-House Announces Proposed Share Purchase by Controlling Shareholder
SHANGHAI, China, March 20, 2008 — E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced that Mr. Xin Zhou, chairman, chief executive officer and a beneficial owner of the Company, plans to purchase a total of up to US$10 million worth of E-House’s American depositary shares (ADSs) on the open market during the next six months in a manner compliant with applicable U.S. securities regulations.
Mr. Zhou said, “My plan to purchase E-House shares is based on my firm belief that the current share price does not fairly reflect E-House’s growth prospects and value. I am highly confident in the strong fundamentals of China’s real estate industry as well as in E-House’s ability to execute its business strategy, achieve its targets for 2008 and generate value for its shareholders.”
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is now China’s largest real estate agency and consulting services company with presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to,” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s financial condition and results of operations for the fourth quarter and the full year 2007, as well as strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements, are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. E-House does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS
In China
Kate Kui
Director of Corporate Development and Investor Relations
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
Email: jeremy.bridgman@ogilvypr.com